Mail Stop 4561

November 30, 2007

By U.S. Mail and facsimile to (724) 514-9494

James E. Cashman, Chief Executive Officer
Ansys, Inc.
Southpointe
275 Technology Drive
Canonsburg, PA 15317

> **Re:** **Ansys, Inc.**
> **Definitive 14A**
> **Filed April 9, 2007**
> **File No. 000-20853**

Dear Mr. Cashman:

We have reviewed your response letter dated October 12, 2007 and we have the following comment. Please respond to our comment by December 14, 2007 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. Refer to comment 5 of our letter dated August 21, 2007. Please provide a specific and more detailed legal analysis as to why the information relating to target net income goals and specific individual goals constitutes trade secrets and commercial or financial information that is privileged or confidential and which, if disclosed, would cause substantial competitive harm. General statements that some harm will occur by disclosure, such as that made in the last two sentences of the first paragraph of your response, are not sufficient.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor